Exhibit 21.1
Subsidiaries Of Green Dot Corporation

Subsidiary	State or Other Jurisdiction of Formation
Green Dot Bank	Utah
Green Dot (Shanghai) Software Technology Co., Ltd.	People's Republic of China
SBBT Holdings, LLC	Delaware
Santa Barbara Tax Products Group, LLC	Delaware
SD Financial Services, LLC	Delaware